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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 2009
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response...  2.1

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06603                                                             May 31, 2007
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2. State identification Number:  DE
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Performance Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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

                             PERFORMANCE FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

July 25, 2007

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Performance Funds Trust - Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund, Strategic Dividend Fund, Performance Advisor Growth Portfolio, Performance Advisor Moderate Portfolio and Performance Advisor Conservative Portfolio (collectively, the Trust), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2007, and from February 28, 2007 through May 31, 2007.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007, and from February 28, 2007 through May 31, 2007, with respect to securities reflected in the investment accounts of the Trust.

Performance Funds Trust


By: /s/ Chris Sabato
    ---------------------------------
    Chris Sabato
    Treasurer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Performance Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Performance Funds Trust (individually, Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund, Strategic Dividend Fund, Performance Advisor Growth Portfolio, Performance Advisor Moderate Portfolio and Performance Advisor Conservative Portfolio) (collectively, the Trust) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of May 31, 2007. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2007, and with respect to agreement of security purchases and sales, for the period from February 28, 2007 (the date of our last examination), through May 31, 2007:

     1. Confirmation of all securities held as of May 31, 2007 by institutions in book entry form by the Federal Reserve Bank, the Depository Trust Company and Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of May 31, 2007 via examination of the underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Trust and Trustmark National Bank (the Custodian);

     4. Confirmation of all repurchase agreements as of May 31, 2007 with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     5. Agreement of 15 security purchases and 15 security sales since February 28, 2007, from the books and records of the Trust to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007, and for the period from February 28, 2007 through May 31, 2007, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Columbus, Ohio
July 25, 2007